Carlos E. Duque

Attorney at Law

103 Concord Ave.

Suite 2-2

Somerville,  MA 02143

(317) 270 3353

November 9, 2011

Michael R. Clampitt, Senior Attorney

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Crown Marketing

Registration Statement on Form S-1

Filed October 14, 2011

File No. 333-176776

Dear Mr. Clampitt:

The Company responds to the staff’s comment letter of October 27, 2011 and files herewith Amendment no. 2. As a preliminary note, the initial offering price has been increased from $.07 to $.12.  The staff’s comments are reproduced below followed by our response:

General

1.

Please revise Exhibit 23 to properly evidence the signature of Weinburg and Company, P.A. Refer to Regulation S-T.

Complied in Exhibit 23 filed with this amendment.

2.

We refer to prior comment 1 and reissue that comment, in part.  Please revise your selling shareholder section to identify all selling shareholders as underwriters.  In addition, please revise the disclosure in the prospectus stating that this is a resale registration statement.  As previously noted, Rule 144 is not available for the resale of securities of a shell company and the entire offering is a indirect primary offering, i.e., your prospectus is not a "resale" prospectus; rather, it is a indirect primary offering prospectus.  In this regard, all shares must be priced for the duration of the offering; therefore, remove the language on the prospectus cover page that indicate otherwise.  [Comment 1 read: We note your statement in the Plan of Distribution section that "[t]he selling stockholders will, and any broker, broker-dealer or agent that participates with the selling stockholders in the sale of the shares by them may be deemed an "underwriter" within the meaning of the Securities Act."  As Rule 144 is not available for the resale of securities of a shell company, the entire offering is a primary offering and each of the selling shareholders is considered an underwriter.  See SEC Release 33-8869 (2007).  Accordingly, revise to identify all selling shareholders as underwriters in the registration statement and fix the offering price for the duration of the offering.  Please also revise the disclosure in the prospectus stating that this is a resale prospectus.]

The Company has removed the statement that this is a resale prospectus and revised the disclosure to indicate that the offering price will be $.12 per share for the duration of the offering, as well as to iterate that the Selling Shareholders are underwriters in the Selling Stockholders and Plan of Distribution sections. This disclosure was already on the Cover Page.  The term "Initial Offering Price" was revised to be "Offering Price" throughout.

Business

Background, page 7

3.

On page 10 you state Mr. Produn became chief executive and financial officer and director of Green4Green in July, 2009, but on page 7 state that Green4Green was not formed until July 14, 2010.  As the agreement and plan of reorganization was entered into on July 2, 2010, please tell us whether Green4Green was a validly existing Wyoming corporation at the time the agreement and plan of reorganization was executed.  And, if so, please confirm the dates that Mr. Produn became chief executive and financial officer and director of Green4Green, the date that Green4Green was formed and the date the agreement and plan of reorganization was entered into.

Complied by revising the date of incorporation of Green4Green to July 8, 2009. Supplementally we  are filing a printout from the Wyoming Secretary of State that verifies this information.

Prospectus Summary

Crown Marketing, page 2

4.

We refer to prior comment 4 and reissue that comment in part.  You state that through the year ended June 30, 2011 you did not have any operations, revenues or customers, but then state that you "began operations in July 2011" by purchasing a small amount of inventory.  Please tell us whether you have any revenues or customers as of the date of the prospectus.  If not, this should be disclosed here.  In this regard, we note your statement on page 6 that you had made no sales through September 30, 2011.  [Comment 4 read as follows: Please revise your summary to disclose that you have no operating history, no customers and no revenues and disclose when you expect to begin operations.  In addition, disclose your current cash position as of the most recent practicable date, your monthly "burn rate" and the amount of time that your present capital will last at this rate.]

Pursuant to the staff's comment, we have revised the first and second sentences of the second paragraph in this section to clarify that the issuer did not have any revenues or customers in the September 30, 2011 quarter.

5.

We also note your statement that you are focusing your initial efforts on "securing reliable sources of supply," and that initial marketing will likely by focused on existing distributors in the Caribbean.  Please discuss the progress you have made in securing sources of supply and in marketing your business to distributors in the Caribbean.  If no progress has been made as of the date of the prospectus, this should be disclosed.

Complied by adding this sentences to the second paragraph in this section:  "As of the date of this prospectus, we have not yet secured any reliable sources of supply" and "We have only had preliminary discussions with potential distributors. The Company understands from these discussions that further discussions with distributors are dependent upon our providing firm price lists for our products, which we can have when we have established supply sources."

Additional Information, page 5

6.

We refer to prior comment 9 and reissue that comment.  Revise your filing to include all the information required by Item 101(h)(5) of Regulation S-K.  As you have concluded you are required to file reports with the Commission, identify the reports and other information you file.  Refer to Item 101(h)(5)(ii).

Additional disclosure has been added.

Plan of Operation

Plan of Operations, page 6

7.

On page 6 you state that you are acquiring suppliers, but on page 8 state that you have not yet established supply relationships.  As your ability to generate revenues is dependent upon your ability to supply potential customers, please reconcile this inconsistency.

Complied by adding disclosure to "Plan of Operations" section and the "Our Business" caption in the Business section to clarify.

Business

Our Business, page 8

8.

We refer to prior comment 6 and reissue that comment, in part.  As previously requested, provide a detailed description of the actions and timing of your planned operations over the next 12 months.  In addition, provide more detailed information about your marketing and advertising.  For example, you state that you will market to local customers and expand to other islands in the Caribbean.  Please disclose your plans for accomplishing this.  [Comment 6 read: Expand your disclosure in the summary and in this section to provide enhanced disclosure of the status of your development.  See Item 101(h)(4)(iii) of Regulation S-K.  Provide a detailed description of the actions and timing of your planned operations over the next 12 months.  Provide more detailed information about your marketing, advertising and hiring plans.]

Complied by adding disclosure to the Business section. The Company believes that more detailed disclosure about specific marketing tactics would be injurious to our operations, as potential competitors could adopt our tactics.

Management

Executive Compensation, page 11

9.

We note that Mr. Produn receives $300 per month for services.  As the company is not generating any revenue, and all working capital needs are provided by Mr. Produn, please tell us how the company is paying Mr. Produn a salary.

The disclosure has been revised to add " Since he is currently the sole source of our working capital, he is providing all of his own salary." The Company believes that loaning funds to the Company and then paying salary out of such funds is better than simply accruing the liability for the monthly salary.

Exhibit 5, page II-2

10.

We refer to prior comment 17 and reissue that comment.  Counsel states, in their revised legality opinion dated October 14, 2011, that "[b]ased upon the foregoing, I am of the opinion that the Shares to be offered pursuant to the Registration Statement. . . will be legally issued, fully paid and nonassessable."  As previously noted, the company has represented that 251,000 shares of common stock included in the registration statement (i.e., the shares not underlying the warrants) have already been issued.  Accordingly, it does not appear to be appropriate for counsel to opine that they "will be" legally issued, fully paid and nonassessable.  Counsel's opinion regarding these shares should indicate the amount that "are" legally issued, fully paid and nonassessable and the amount that "will be."  Please revise.

Complied by revising the opinion.

Very truly yours,

/s/ Carlos Duque, Esq.